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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                     FORM 15



Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                                                   Commission File Number 1-7006



                               BRUSH WELLMAN INC.
             (Exact name of registrant as specified in its charter)


                             17876 St. Clair Avenue
                              Cleveland, Ohio 44110
                                 (216) 486-4200
     (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                     Common Stock, par value $1.00 per share
    Rights to Purchase Serial Preferred Stock, Series A, without par value
            (Title of each class of securities covered by this Form)


                                      None
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(ii) [ ]
           Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(2)(i)  [ ]
           Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(ii) [ ]
           Rule 12g-4(a)(2)(ii) [ ]      Rule 15d-6           [ ]
           Rule 12h-3(b)(1)(i)  [ ]


Approximate number of holders of record as of the certificate or notice date:

                                 Common Stock: 1


         Pursuant to the requirements of the Securities Exchange Act of 1934, Brush Wellman Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 16, 2000                       By: /s/ Michael C. Hasychak
                                             ----------------------------------
                                             Michael C. Hasychak, Secretary